UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20- F ☒   Form 40-F ☐

EXPLANATORY NOTE

On April 17, 2024, NewGenIvf Group Limited (the “Company”) entered into a non-binding term sheet (the “Non-Binding Term Sheet”) with European Wellness Investment Holdings Limited (“EWIHL”) for (i) the potential acquisition of the entire equity interest of EWIHL by the Company through issuing new ordinary shares of the Company to the shareholders of EWIHL as consideration (the “Potential Transaction”) and (ii) the fund-raising activity by the Company.

The Non-Binding Term Sheet is not a commitment or agreement of any kind on the part of the Company, EWIHL or any other parties and should not be relied on as such. Any obligation of the Company and the relevant parties is subject to, among other things, the execution of the relevant definitive transaction documents, the result of a due diligence on EWIHL, the satisfaction of condition precedents for a transaction of this nature. There can be no assurance that any definitive transaction agreements will be entered into or that the Potential Transaction will be consummated on the terms set forth herein, or at all. Therefore, it is possible that the Potential Transaction may never occur.

The foregoing is only a brief description of the Non-Binding Term Sheet and does not purport to be a complete description of the terms of the Non-Binding Term Sheet and is qualified in its entirety by reference to the Non-Binding Term Sheet attached hereto as Exhibit 99.1.

On April 22, 2024, the Company issued a press release regarding the Non-Binding Term Sheet. A copy of the press release is attached hereto as Exhibit 99.2.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit No.	Description
99.1	Non-Binding Term Sheet
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

Date: April 22, 2024

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